MIRAGE RESORTS, INCORPORATED

PRESS RELEASE


     Contact:  Mirage Resorts, Inc.     Boardwalk Casino, Inc.
               Alan Feldman             Louis Sposato
               702-650-7400             702-735-2400


      MIRAGE RESORTS AGREES TO PURCHASE BOARDWALK CASINO,
        COMPLETING ASSEMBLAGE OF A 42 ACRE SITE AT THE
                 CENTER OF THE LAS VEGAS STRIP

Las Vegas, Nevada, December 22, 1997 - Mirage Resorts, Incorporated and Boardwalk Casino, Incorporated announced today that they have entered into an agreement whereby a subsidiary of Mirage will merge with Boardwalk. Boardwalk shareholders will receive $5 per share in cash pursuant to the merger.

Mirage has simultaneously entered into separate agreements with the Jansen Family Trust and Diversified Opportunities Group to acquire their common and preferred stock in
Boardwalk, a subordinated note issued by Boardwalk, an adjacent parcel of land leased by Boardwalk, and certain other rights. Pursuant to these agreements, Mirage would acquire 53% of Boardwalk's common shares outstanding. The merger is contingent upon several approvals, including shareholder approval, expiration of the waiting period under the Hart-Scott-Rodino Act, and the approval of gaming authorities.

Mirage   also  announced  that  it  had  previously   acquired
Boardwalk's entire 16-1/2% First Mortgage Bond issue, as well as two neighboring parcels of land.

Assuming the merger is consummated, this assemblage would consist of 12 acres of land, with 817' of contiguous frontage on the Las Vegas Strip. Mirage owns approximately 30 acres of land behind this frontage -- land that previously comprised part of the Dunes golf course and that has not been utilized for either the Company's 50%-owned Monte Carlo hotel-casino or the luxurious, wholly-owned Bellagio resort now under construction.

This  combined  42-acre  site is  at  the  heart  of  the  new developments on the Las Vegas Strip. It is between and contiguous to both Monte Carlo and Bellagio. Hence, the Boardwalk and any future project that Mirage may choose to

3400 LAS VEGAS BOULEVARD SOUTH, LAS VEGAS NEVADA 89109 (702)791-7111 POST OFFICE BOX 7777, LAS VEGAS NEVADA 89177-0777 FAX (702)792-7626

                        EXHIBIT 20
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develop adjacent to the Boardwalk can be connected by monorail and other means to the adjoining properties.

Mirage's  total cost for the 12 acres (including approximately
$36  million  for Boardwalk's stock pursuant  to  the  merger)
would  be  approximately $135 million.   Such  cost  is  being
funded under Mirage's $1.75 billion credit facility.

The Boardwalk casino-hotel has 652 guest rooms (451 of which opened in 1996) and a 33,000 square foot casino. This acquisition will provide Mirage with a profitable existing facility -- albeit smaller and more moderately priced than the other Mirage properties -- as well as a potential future site for another large resort.

"This series of acquisitions demonstrates our continued confidence in and enthusiasm for Las Vegas," stated Stephen A. Wynn, Chairman of Mirage Resorts. "We remain extremely focused on completion of our spectacular Bellagio resort, as well as our Beau Rivage resort in Biloxi, Mississippi. We are also, of course, working very hard on the design work for our Company's planned return to Atlantic City."

"The Boardwalk is profitable and we will continue to operate it as a mid-priced lodging and gaming alternative for Las Vegas visitors. We look forward to having the Boardwalk employees join the Mirage family. Meanwhile, the land adjoining the Boardwalk provides our Company with an additional future growth opportunity."

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3400 LAS VEGAS BOULEVARD SOUTH, LAS VEGAS NEVADA 89109 (702)791-7111
POST OFFICE BOX 7777,  LAS VEGAS NEVADA 89177-0777 FAX (702)792-7626

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